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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.       2     )


                              Safety 1st Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   786475103
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                  Charles A. Nalbone, Bear, Stearns & Co. Inc.
                  115 South Jefferson Road, Whippany, NJ 07981
                                 (973) 973-2202
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               April 25, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.    786475103                 13D                   Page    of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            The Bear Stearns Companies Inc.**
                                IRS # 13-3286161
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          805,673
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    805,673

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    805,673

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     9.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Bear, Stearns & Co. Inc.**
                                IRS # 13-3299429
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          805,673
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    805,673

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    805,673

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     9.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       BD

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.   786475103                  13D                   Page    of    Pages


________________________________________________________________________________
Page 3

                                        Schedule 13D Amendment No. 2

     Amendment No. 2 amends and supplements the Statement for Notification by a Five Percent Owner of an Issue on Schedule 13D, as filed with the Securities and Exchange Commission on August 7, 1997, as amended by a Schedule 13D/A filed on May 12, 2000 (the "Schedule 13D") by Bear, Stearns & Co. Inc. ("Bear Stearns") with respect to its ownership of the Common Stock, par value $.01 per share, of Safety 1st, Inc.(the "Issuer").

Item 3:  Source and Amount of Funds or Other Consideration.

      Working capital of Bear Stearns and personal funds of discretionary accounts. The aggregate purchase price of the 171,500 shares of Common Stock was approximately $2,186,625.

Item 5:  Interest in Securities of the Issuer (as of 04/25/00)

        (a) The responses of Bear Stearns to Rows (11) through (13) of the cover page of this Amendment No. 2 to Schedule 13D are incorporated herein by reference. To the best of Bear Stearns' knowledge, none of its executive officers or directors beneficially own any Common Stock of the Issuer.

        (b) The responses of Bear Stearns to Rows (7) through (10) of the cover page of this Amendment No. 2 to Schedule 13D are incorporated herein by reference.

        (c) Since the date of its initial filing on Schedule 13D, Bear Stearns has effected transactions in the Common Stock of the Issuer. Information concerning transactions in the Common Stock effected by Bear Stearns is set forth on Appendix I.

        (d)     Not Applicable.

        (e) Through April 25, 2000, Bear Stearns purchased an additional 171,500 shares of Safety 1st Inc. Accordingly,
                Bear Stearns increased its beneficial ownership by more than one full percentage points of the Common Stock of the Issuer since the date of its initial filing.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Bear Stearns entered into a Tender Agreement, dated as of April 22, 2000, among Dorel Industries, Inc., a Quebec corporation ("Parent"), Diamond
Subsidiary Inc., a Massachusetts corporation and a wholly owned subsidiary of Parents (the "Purchaser"), Safety 1st, Inc., a Massachusetts corporation (the "Company") and certain other stockholders of the Company, Michael Lerner, Michael Bernstein, Mark Owens, and DB Capital, Inc. The stockholders executing the Tender Agreement collectively own approximately 60% of the outstanding shares of the Company's common stock. Pursuant to this agreement, Bear Stearns is contractually bound to tender its shares in connection with Purchaser's offer to purchase all of the outstanding shares of the Company for a purchase price of $13.875 per share.

Page 4


**Bear, Stearns & Co. Inc. is a subsidiary of The Bear Stearns Companies Inc.


Signature:

        After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


                                                   May 31, 2000
                                        ----------------------------------------
                                                         (Date)


                                                       /S/
                                        ----------------------------------------
                                                       (Signature)


                                        Barry J. Cohen/Senior Managing Director
                                        ----------------------------------------
                                                       (Name/Title)







                                 APPENDIX I
                           BEAR, STEARNS & CO. INC.

                            Safety 1st Inc.


                      Trades from 04/24/00 through 04/25/00

                           (Various Firm Accounts)

                   ***** 04/25 *****
31,800  SAFETY 1ST INC                 13 5/8        433,275.00
 1,700  SAFETY 1ST INC                 13 5/8         23,162.50
                   ***** 04/24 *****
10,000  SAFETY 1ST INC                 13 5/8        136,250.00
79,800  SAFETY 1ST INC                 13.6089     1,085,990.22
 4,700  SAFETY 1ST INC                 13.6089        63,961.83

                           (Various Discretionary Accounts)

                   ***** 04/26 *****
 7,910  SAFETY 1ST INC                 13 5/8        107,773.75
 5,590  SAFETY 1ST INC                 13 5/8         76,163.75
                   ***** 04/24 *****
 3,211  SAFETY 1ST INC                 13.6089        43,698.18
10,439  SAFETY 1ST INC                 13.6089       142,063.31
 5,285  SAFETY 1ST INC                 13.6089        71,923.04
 3,358  SAFETY 1ST INC                 13.6089        45,698.69
 7,707  SAFETY 1ST INC                 13.6089       104,883.79